FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 17th, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Material Change Report dated November 17th, 2004 attached.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: November 17th, 2004

Exhibit 1.

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

November 17, 2004.

3.

News Release

News release was issued on November 17, 2004 and disseminated via Stock Watch News and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Further to the Company’s news release dated October 25, 2004, the Company is pleased to announce that it has received final approval from the TSX Venture Exchange on November 9, 2004, with respect to an aggregate of 11,450,000 Units of the Company’s securities at a purchase price of $0.10 per Unit representing both the Brokered and Non-Brokered Private Placement Financings.  Total gross proceeds to the Company of $1,145,000 have been received.

Full Description of Material Change

Vancouver, British Columbia – Further to the Company’s news release dated October 25, 2004, the Company is pleased to announce that it has received final approval from the TSX Venture Exchange on November 9, 2004, with respect to an aggregate of 11,450,000 Units of the Company’s securities at a purchase price of $0.10 per Unit representing both the Brokered and Non-Brokered Private Placement Financings.  Total gross proceeds to the Company of $1,145,000 have been received.

The Brokered Portion of the Private Placement Financing closed on November 1, 2004, as per the TSX Venture Bulletin, and the Company has issued 9,200,000 Units of the Company’s securities at $0.10 per Unit.  Each Unit consists of one common share (“Common Share”) in the capital of the Company and 1 (one) share purchase warrant (“Warrant”).  2 (two) Warrants are required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 (twenty-four) months.   A 10% finder’s fee of $92,000 was paid in cash to the Agent and an aggregate of 920,000 broker warrants (“Broker Warrants”) were issued.  Each Broker Warrant entitles the Broker to acquire one Common Share in the capital of the Company at $0.10 per Common Share for a period of 24 (twenty-four) months.   All Common Shares, Warrants and Broker’s Warrants have been issued and have a hold period expiring on March 2, 2005.

The Non-Brokered Portion of the Private Placement Financing closed on November 9th, 2004, as per the TSX Venture Exchange Bulletin, and the Company has issued 2,250,000 Units of the Company’s securities at $0.10 per Unit.  Each Unit consists of one Common Share in the capital of the Company and 1 (one) Warrant.  2 (two) Warrants are required to purchase one Common Share in the capital of the Company at $0.20 per Common Share for a period of 24 (twenty-four) months.  There was no finder’s fee payable in respect to the Non-Brokered Portion of the Private Placement Financing.  All Common Shares and Warrants have been issued and have a hold period expiring on March 10, 2005.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr.Bedo H. Kalpakian, Chairman of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 17th day of November, 2004.